UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 02, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

U.S. Airforce contract

Amec Foster Wheeler announces today that it has been awarded a prime contractor position on the Air Force Civil Engineer Center (AFCEC) Architect-Engineering (A-E) 2013 services contract by the U.S. Air Force for seven years starting September 2015.

The indefinite-delivery/indefinite-quantity contract outlines the full range of A-E services to administer, coordinate and technically support the Air Force Civil Engineer's Military Construction, Military Family Housing (including military housing privatisation initiatives), Sustainment, Restoration, and Modernisation programme, and other areas of essential support worldwide. Amec Foster Wheeler will provide services at multiple locations to be determined by individual needs.

The seven-year contract has an aggregate maximum value of US$950 million for the multiple awardees and is estimated to reach completion by 2022.

Simon Naylor, Group President, Americas said: "We are honoured to be selected for this AFCEC contract and look forward to building upon our 25+ years of support for the U.S. Air Force across the globe. This award is a pivotal part of our strategy to continue our growth through the delivery of design engineering and construction services."

Contacts:

Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 scope revenues of £5.5bn and over 40,000 people in more than 55 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

The Air Force Civil Engineer Center (www.afcec.af.mil), headquartered at Joint Base San Antonio-Lackland, is a 1,900-person primary subordinate unit, assigned to Air Force Materiel Command and attached to the Air Force Installation and Mission Support Center, responsible for providing responsive, flexible full-spectrum installation engineering services. AFCEC missions include facility investment planning, design and construction, operations support, real property management, readiness, energy support, environmental compliance and restoration, and audit assertions, acquisition and program management. The unit conducts its operations at more than 75 locations worldwide.

Forward-Looking Statements:

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 February 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary